UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 24, 2021 (February 23, 2021)

Reinvent Technology Partners

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39524	98-1548118
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

215 Park Avenue, Floor 11 New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 457-1272

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	RTP.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	RTP	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	RTP WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Reinvent Technology Partners is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“RTP”). On February 23, 2021, RTP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Joby Aero, Inc., a Delaware corporation (“Joby”), and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP (“Merger Sub”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the General Corporation Law of the State of Delaware, as amended (“DGCL”), Merger Sub will merge with and into Joby, the separate corporate existence of Merger Sub will cease and Joby will be the surviving corporation and a wholly owned subsidiary of RTP (the “Merger”);

(ii) as a result of the Merger, among other things, all outstanding shares of capital stock of Joby (excluding the capital stock of Joby issued pursuant to the Note Conversion (as defined in the Merger Agreement)) will be canceled in exchange for the right to receive, in the aggregate, a number of shares of RTP Common Stock (as defined below) equal to the quotient obtained by dividing (x) $5,000,000,000 by (y) $10.00;

(iii) as a result of the Merger, among other things, an additional 7,500,000 shares of RTP Common Stock will be issued to the holder of the Uber Note (as defined in the Merger Agreement) with respect to the outstanding principal amount pursuant to the Note Conversion and the Merger; and

(iv) upon the effective time of the Domestication (as defined below), RTP will immediately be renamed “Joby Aviation, Inc.”

The Board of Directors of RTP (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of RTP.

The Domestication

Prior to the Closing, subject to the approval of RTP’s shareholders, and in accordance with the DGCL, Cayman Islands Companies Act (as revised) (the “CICA”) and RTP’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), RTP will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which RTP’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of RTP, will convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001, of RTP (after its Domestication) (the “RTP Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of RTP, will convert automatically, on a one-for-one basis, into a share of RTP Common Stock, (iii) each then issued and outstanding warrant of RTP will convert automatically into a warrant to acquire one share of RTP Common Stock (“Domesticated RTP Warrant”), pursuant to the Warrant Agreement, dated September 16, 2020, between RTP and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of RTP (the “Cayman RTP Units”) will convert automatically into a share of RTP Common Stock, on a one-for-one basis, and one-fourth of one Domesticated RTP Warrant.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the shareholders of RTP and equityholders of Joby, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by RTP in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on the NYSE the shares of RTP Common Stock to be issued in connection with the Merger, (v) that RTP have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions.

Other conditions to Joby’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Domestication has been completed and (ii) the amount of cash available in (x) the trust account into which substantially all of the proceeds of RTP’s initial public offering and private placements of its warrants have been deposited for the benefit of RTP, certain of its public shareholders and the underwriters of RTP’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy RTP’s obligations to its shareholders (if any) that exercise their rights to redeem their RTP Class A Ordinary Shares pursuant to the Cayman Constitutional Documents (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of RTP, Joby or their respective affiliates) (the “Trust Amount”) plus (y) the PIPE Investment (as defined below) and the Uber Note Principal Amount (as defined in the Merger Agreement), is at least equal to or greater than $1,000,000,000. Further, another condition to RTP’s obligations to consummate the Merger is the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on Joby.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Joby to prepare and deliver to RTP certain audited and unaudited consolidated financial statements of Joby, (iv) RTP to prepare and file a proxy statement/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of RTP shareholders of certain proposals regarding the Business Combination (including the Domestication) and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by RTP, Merger Sub, and Joby. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of RTP and Joby, (ii) by Joby, if there is a Modification in Recommendation (as defined in the Merger Agreement), (iiii) by RTP, if certain approvals of the equityholders of Joby, to the extent required under the Merger Agreement, are not obtained by 5:00 p.m. Pacific Time on the first business day after the date of the Merger Agreement and (iv) by either RTP or Joby in certain other circumstances set forth in the Merger Agreement, including (a) if certain approvals of the shareholders of RTP, to the extent required under the Merger Agreement, are not obtained as set forth therein (b) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (c) in the event of certain uncured breaches by the other party or (d) if the Closing has not occurred on or before August 23, 2021, the date that is 6 months after the date of the Merger Agreement.

Certain Related Agreements

Subscription Agreements

On February 23, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 83.5 million shares of RTP Common Stock for an aggregate purchase price equal to $835 million (the “PIPE Investment”), $115 million of which is expected to be funded in the aggregate by Reinvent Technology SPV I LLC and Reinvent Capital Fund LP. The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, RTP is required to no later than 30 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, RTP is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day following the filing date thereof if the SEC notifies the Company that it will “review” the registration statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Company must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date the PIPE Investors no longer hold any registrable shares, (b) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (c) three years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreements are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreements fail to occur; and (iv) August 23, 2021, if the Closing has not occurred on or before such date.

Support Agreement

On February 23, 2021, RTP also entered into a Support Agreement (the “Support Agreement”), by and among RTP, Reinvent Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Joby and the other parties thereto, pursuant to which the Sponsor and each director and officer of RTP agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Support Agreement.

Sponsor Agreement

On February 23, 2021, the Sponsor entered into the Sponsor Agreement (the “Sponsor Agreement”) with RTP and Joby, pursuant to which the parties thereto agreed to, among other things, (i) certain vesting terms with respect to the RTP Common Stock beneficially owned by the Sponsor as of the domestication, (ii) the Sponsor lock-up described under the “Transfer Restrictions and Registration Rights” section below, (iii) the mandatory exercise of the Domesticated RTP Warrants held by the Sponsor on similar terms to those that apply to the mandatory redemption provisions for the Domesticated RTP Warrants held by RTP’s public shareholders and (iv) certain rights of Sponsor with respect to board representation of the combined company following the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, the combined company, the Sponsor, certain equityholders of Joby and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which RTP will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of RTP Common Stock and other equity securities of RTP that are held by the parties thereto from time to time.

The Merger Agreement contemplates that, at the Closing, the combined company and the Major Company Equityholders (as defined in the Merger Agreement) will enter into a Lock-Up Agreement (the “Major Company Equityholders Lock-Up Agreement”), and the combined company and Other Company Equityholders (as defined in the Merger Agreement) will enter into a Lock-Up Agreement (the “Other Company Equityholders Lock-Up Agreement”).

The Major Company Equityholders Lock-Up Agreement contains certain restrictions on transfer with respect to shares of RTP Common Stock held by the Major Company Equityholders immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) and the shares of RTP Common Stock issuable to directors and executive officers of the combined company upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Joby outstanding immediately prior to the Closing (the “Major Company Equityholders Lock-up Shares”). Such restrictions begin at the Closing and end in tranches of 20% of the Major Company Equityholders’ Lock-up Shares at each of (i) the earlier of (x) the one year anniversary of Closing or (y) the date on which the last reported sale price of RTP Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, (ii) the two-year anniversary of the Closing, (iii) the three-year anniversary of the Closing, (iv) the four-year anniversary of the Closing and (v) the five-year anniversary of the Closing. If, after Closing, RTP completes a transaction that results in a change of control, the Major Company Equityholders Lock-up Shares are released from restriction immediately prior to such change of control. Pursuant to the Sponsor Agreement, the shares of RTP Common Stock (other than shares purchased in the public market or in the PIPE Investment) held by Sponsor are subject to the same restrictions and releases as the Major Company Equityholder Lock-up Shares.

The Other Company Equityholders Lock-Up Agreement contains certain restrictions on transfer with respect to shares of RTP Common Stock held by the Other Company Equityholders immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) and the shares of RTP Common Stock issuable to directors and executive officers of the combined company upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Joby outstanding immediately prior to the Closing (the “Other Company Equityholder Lock-up Shares”). Such restrictions begin at the Closing and end on the earlier of (a) the one year anniversary of Closing or (b) after Closing (x) the date on which the last reported sale price of RTP Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which RTP completes a transaction that results in a change of control.

The proposed Bylaws of Joby Aviation, Inc. also contain restrictions on transfer for a period of 180 days following the Closing with respect to shares of RTP Common Stock issued to holders of Joby capital stock in the Merger or issued to directors and executives officers of the combined company upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Joby outstanding immediately prior to the Closing (the “Bylaw Lock-up Shares”). 20% of Bylaw Lock-up Shares held by certain tenured employees of Joby shall be automatically released from such restriction on the date of Closing; provided, that the total amount of Bylaw Lock-up Shares released shall not exceed 5,000,000 shares.

The foregoing description of the Merger Agreement, the Subscription Agreements, the Support Agreement and the Sponsor Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, the form of Subscription Agreement, the Support Agreement and the Sponsor Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Subscription Agreements, the Support Agreement and the Sponsor Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about RTP or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Subscription Agreements, the Support Agreement, the Sponsor Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Subscription Agreements, the Support Agreement and the Sponsor Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Subscription Agreements, the Support Agreement or Sponsor Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Subscription Agreements, the Support Agreement or the Sponsor Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Subscription Agreements, the Support Agreement or the Sponsor Agreement, as applicable, which subsequent information may or may not be fully reflected in the RTP’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of RTP Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On February 24, 2021, RTP and Joby issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation, dated as of February 24, 2021, for use by RTP in meetings with certain of its shareholders as well as other persons with respect to RTP’s proposed transaction with Joby, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of RTP under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between RTP and Joby. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11, New York, NY.

Participants in Solicitation

RTP and Joby and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby and potential difficulties in Joby employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby or against RTP related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby gives any assurance that either RTP or Joby or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 23, 2021

10.1	Form of Subscription Agreement

10.2	Support Agreement, dated as of February 23, 2021

10.3	Sponsor Agreement, dated as of February 23, 2021

99.1	Press Release, dated as of February 24, 2021

99.2	Investor Presentation, dated as of February 24, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Reinvent Technology Partners

Date: February 24, 2021	By:	/s/ Michael Thompson
		Name:	Michael Thompson
		Title:	Chief Executive Officer and Chief Financial Officer